Exhibit 99.1

Phaos Technology Holdings (Cayman) Limited Announces One-for-Fifteen Reverse Stock Split

SINGAPORE, October 02, 2026 (GLOBE NEWSWIRE) — Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”), an advanced microscopy solutions headquartered in Singapore, today announces reverse stock split.

At the Company’s extraordinary general meeting of shareholders held on August 31, 2026, the Company’s shareholders approved a reverse stock split of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares at a ratio of one-for-fifteen (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every fifteen (15) Class A ordinary shares of par value US$0.0001 each will be consolidated into one (1) Class A ordinary share of par value US$0.0015, and every fifteen (15) Class B ordinary shares of par value US$0.0001 each will be consolidated into one (1) Class B ordinary share of par value US$0.0015. No fractional shares will be issued in connection with the Reverse Stock Split; any fractional shares that would otherwise result will be rounded up to the nearest whole share. The Reverse Stock Split will not affect any shareholder’s proportionate ownership interest in the Company, except for minor changes arising from the rounding of fractional shares. The Reverse Stock Split is expected to become effective on October 12, 2026.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the United States Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information please contact:

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com